July 26, 2006


By facsimile to (404) 873-8689 and U.S. Mail


Mr. Victor A. Allums
Senior Vice President
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339

Re:	PRG-Schultz International, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed July 18, 2006
	File No. 333-134698

Dear Mr. Allums:

	We reviewed the filing and have the comment below.

1. Please note that all of the securities offered by this prospectus must be registered in the fee table and specifically accounted for in the selling shareholder table. We note that the cover page of the prospectus identifies the following securities as being offered, but neither your fee table nor the selling securityholder table shows these securities as being registered or offered:

* the additional senior convertible notes issued in payment of interest on the senior convertible notes registered;

* the senior series B preferred stock and common stock issuable upon conversion of the convertible notes; and

* the common stock issuable upon conversion of the senior series A and senior series B preferred stock.

If you wish to register and offer these securities prior to the time they are issued as interest or upon conversion of the overlying securities, you must make a good-faith estimate of the number or shares or amount of notes that you may issue and register that amount. If you do not wish to register all of these securities at this time, please revise the prospectus cover page to identify only the type and amount of securities that are being offered for resale.
In either case, please revise your fee table, prospectus cover page, and selling securityholder table to identify clearly all of the securities being offered in response to this comment.

2. Please revise your fee table to give the actual number of each class of shares and the principal amount of notes you are registering. Use separate lines or footnotes to distinguish the shares that underlie preferred stock from those that are already outstanding. Similarly distinguish notes to be received as interest payments from those outstanding. Once you have clarified the amount of shares you are registering for resale, we may have additional comments.

3. In connection with your response to prior comment 4, we understand that holders of the convertible notes will receive either the shares of series B preferred that you are registering for resale or shares of common stock that must still be authorized by your shareholders.
Because the issuance of the common shares is uncertain at this time, registration of their resale is premature. In addition, we cannot accept the legality opinion regarding the shares of common stock yet to be authorized. The due authorization of those shares is still subject to completion of steps that must be verified by counsel as having been taken in accordance with Georgia law, such as the proper conduct of the shareholder meeting, the action having been duly taken by shareholder vote, and, we assume, the filing and acceptance of an amended charter. Although these matters are not specifically opined upon, counsel`s opinion that the shares are legally issued includes a determination that they have been duly authorized in accordance with state law.

In view of these issues, if you wish to proceed immediately with the registration of the other securities on this registration statement, you should remove the common shares potentially issuable upon conversion of the notes from the registration statement. Otherwise, you may register shares of common stock underlying the convertible notes once they have been authorized. In that case, shares of series
B preferred, which will no longer be issuable, should then be removed.


Exhibit 5.1

4. Because debt is a contractual obligation and the legality opinion must opine on whether the contracts are legally binding contracts, counsel must opine on the laws of the state governing the indentures, that is, New York. Please revise.

5. The legality opinion should be revised to refer specifically to the type and amount of each security being registered.

6. The legality opinion appears to cover "Series A Securities" which is defined to mean, according to paragraph (iv) of the opinion, "any additional securities that may be deemed to be issued . . . in satisfaction of dividends payable on the Series A Preferred Stock."
The cover page of the prospectus states that it offers shares issuable upon conversion of the series A, not shares issuable as dividends. Please reconcile.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter.
We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since PRG-Schultz and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from PRG-Schultz in which PRG-Schultz acknowledges that:

* PRG-Schultz is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.


* PRG-Schultz may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that PRG-Schultz provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	B. Joseph Alley, Jr., Esq.
	Arnall Golden Gregory LLP
	171 17th Street, Suite 2100
	Atlanta, GA 30363



Mr. Victor A. Allums
July 26, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE